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Writer's Direct Dial: (212) 225-2014

August 25, 2003

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated August 14, 2003, discussing GFBB's stand regarding the exchange of Fobaproa Notes.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Justo Chamas

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)




BBVA Bancomer

GFBB confirms its stance regarding the exchange of Fobaproa Notes

(Mexico City, August 14, 2003) In regard to the exchange procedure of Fobaproa Notes foreseen in the fifth transitory article of the Bank Savings Protection Law (Ley de Protección al Ahorro Bancario or LPAB), Bancomer confirms that:

- Those transactions carried out with the Central Bank (Banco de México) as trustee of the Bank Savings Protection Fund (Fondo de Protección al Ahorro Bancario or Fobaproa) were carried out in strict legal compliance.
- Such transactions have been carried out with total transparency and reviewed in different occasions by various entities, including the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), Fobaproa, external auditors, IPAB and even the Mexican Congress through the Auditor Michael Mackey.
- In legitimate exercise of its legal rights, Bancomer did not accept IPAB's intention to carry out a series of reviews as law did not contemplate these and their scope and consequence caused extraordinary uncertainty due to the imprecision and extension of its terms.
- Bancomer shares the expressed interest of the Permanent Commission (Comisión Permanente) of the Mexican Congress to conclude the exchange of notes issued by Fobaproa –and guaranteed by the Federal Government- for notes issued by the IPAB, in accordance with transitory article five of the LPAB.
- Bancomer reiterates once again its disposition to find formulas which, in a frame of legal certainty and in a transparent manner, will allow for an agreement on a final and definitive audit.


BBVA Bancomer

Bancomer confirma su posición sobre el Intercambio de Pagarés Fobaproa

México, D.F., a 14 de agosto del 2003. En relación con el proceso de intercambio de Pagarés Fobaproa, contemplado en el artículo quinto transitorio de la Ley de Protección al Ahorro Bancario ("LPAB"), Bancomer confirma lo siguiente:

1. Las operaciones que realizó con el Banco de México como fiduciario en el Fondo Bancario de Protección al Ahorro ("Fobaproa"), se efectuaron con estricto apego a derecho.

2. Dichas operaciones han sido realizadas con total transparencia y revisadas en diversas ocasiones por distintas instancias, incluidas la Comisión Nacional Bancaria y de Valores, el Fobaproa, auditores externos, el IPAB e incluso por el propio Congreso de la Unión, a través del Auditor Michael Mackey.

3. En legítimo ejercicio de sus derechos legales, Bancomer impugnó la pretensión del IPAB de realizar una serie de revisiones, ya que éstas no se encuentran previstas en la ley y sus alcances y consecuencias generan una extraordinaria incertidumbre dada la imprecisión y amplitud de sus términos.

4. Bancomer comparte el interés de la Comisión Permanente del Congreso de la Unión para que se concluya el proceso de intercambio de los pagarés emitidos por el Fobaproa –con la garantía del Gobierno Federal- por obligaciones a cargo del IPAB, en cumplimiento del artículo quinto transitorio de la LPAB.

5. Para ello, Bancomer reitera una vez más su mejor disposición para encontrar fórmulas que, en un marco de seguridad jurídica y transparencia, permitan convenir la realización de una auditoría final y definitiva.